                                         --------------------------------------
                                         OMB Number         3235-0145
                                         Expires:    August 31, 1991
                                         Estimated average burden hours per
                                         response . . . . . . . . .       14.90
                                         --------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1      )*
                                          ------

                             Capsure Holdings Corp.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.05 per value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   140673104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Susan Obuchowski
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
     COMMUNICATIONS)

                               December 18, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [] .

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   1 of 25

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  2    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Samuel Zell
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY             50,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             4,039,622
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                         50,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        4,039,622
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,089,622
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                               PAGE  3    OF   25   PAGES
          ----------------                               -----     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sammuel Zell Revocable Trust U/T/A 01/17/90
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             4,039,622
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        4,039,622
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,039,622
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       00
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                             PAGE  4    OF  25    PAGES
          ----------------                             ---      ----
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alphabet Partners, an Illinois general partnership
         36-3002855
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         730,141
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  5    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ZFT Partnership, an Illinois general partnership
         36-3022976
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         730,141
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  6    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ann Lurie
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         973,520
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

      --------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  7    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ann Lurie Revocable Trust U/T/A  12/22/89
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         486,760
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       00
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  8    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFT Partnership, an Illinois general partnership
         36-6527526
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         486,760
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE  9    OF  25    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Equity Capsure Limited Partnership, an Illinois limited partnership Applied for
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             4,039,622
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        4,039,622
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,039,622
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   140673104                            PAGE 10    OF 25     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Arlington Leasing Co.
         88-0132727
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         997,369
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE 13D.


Item 2. Identity and Background
        -----------------------

           (a) - (c) This Item is being amended to add the following entities as Reporting Persons:

                1) Equity Capsure Limited Partnership, an Illinois limited partnership ("Equity"); and
                 2)   Arlington Leasing Co., a Nevada
                      corporation ("Arlington").


           The sole general partner of Equity is the Zell Trust. The limited partners of Equity are: the Zell Trust, Alphabet Partners; ZFT Partnership; the Lurie Trust; LFT Partnership and Arlington.

           The business address for Equity and Arlington is Two N. Riverside Plaza, Chicago, IL 60606-2607. Certain information concerning Equity and Arlington is set forth in Appendix B hereto. The business address for the individuals listed in Appendix B is Two N. Riverside Plaza, Chicago, IL 60606-2607.

           (d) and (e) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A filed with the initial Schedule 13D or Appendix B attached hereto, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         On December 18, 1996, the following Reporting Persons contributed the number of shares of Common Stock shown opposite such Reporting Persons' name to Equity in return for a partnership interest in
         Equity:



                                   NUMBER OF SHARES
                REPORTING PERSON   CONTRIBUTED
                -----------------  --------------------
                   Zell Trust            608,451
                Alphabet Partners        730,141
                 LFT Partnership         486,760
                 ZFT Partnership         730,141
                   Lurie Trust           486,760
                    Arlington            997,369

         No funds were expended by Equity for the contribution of the shares to Equity.

Item 4.  Purpose of Transaction
         ----------------------

         The purpose of the contribution of the shares to Equity was to restructure the Reporting Persons' manner of ownership of the Common Stock reported herein.

         On December 19, 1996, Equity entered into a Voting Agreement among Equity, Continental Casualty Company ("CCC"), Bruce A. Esselborn and Rod F. Dammeyer ("Voting Agreement") wherein Equity agreed to vote all of the shares of Common Stock beneficially owned by it in favor of a merger of the surety business of CCC with and into the Issuer which will result in a plan or proposal of the type referred to in clauses
         (a) through (j) of Item 4. of Schedule 13D. The Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. Additionally, in order to secure Equity's obligation to vote its shares of Common Stock in favor of the above-described merger, Equity appointed CCC as its true and lawful proxy and attorney in fact and granted CCC an Irrevocable Proxy for such purpose. The Irrevocable Proxy is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------


           (a) To the best knowledge of the Reporting Persons, there are 15,777,749 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to own the number of shares of Common Stock opposite their name which represents the following percentages of the shares of Common Stock outstanding:




                REPORTING PERSON            NUMBER OF SHARES           PERCENTAGE OF OUTSTANDING
                -----------------  -------------------------  ----------------------------------
                   Samuel Zell                  4,089,622(1)                            25.8%(1)
                   Zell Trust                   4,039,622(1)                            25.6%(1)
                Alphabet Partners                 730,141(2)                             4.6%(2)
                 ZFT Partnership                  730,141(2)                             4.6%(2)
                    Ann Lurie                     973,520(2)(3)                          6.2%(2)(3)
                   Lurie Trust                    486,760(2)                             3.1%(2)
                 LFT Partnership                  486,760(2)                             3.1%(2)
                     Equity                     4,039,622                               25.6%
                    Arlington                     997,369(2)                             6.3%(2)

           (1) Includes 4,039,622 shares owned by Equity and, for Mr. Zell only, options to purchase 50,000 shares which are currently exercisable and beneficially owned by Mr. Zell.

           (2) Such shares are included in the 4,039,622 shares beneficially owned by Equity.

           (3) Includes shares reported herein by the Lurie Trust and LFT Partnership.

           (b) Equity, the Zell Trust, as sole general partner of Equity, and Mr. Zell, as the sole trustee of the Zell Trust, share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 4,039,622 shares beneficially owned by Equity. Mr. Zell and the Zell Trust disclaim beneficial ownership of the 4,039,622 shares beneficially owned by Equity, except for 2,068,733 shares attributable to the Zell Trust, Alphabet Partnership and ZFT Partnership through such entities ownership in Equity.

           Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase 50,000 shares of Common Stock) and the sole power to dispose or to direct the disposition of the options to purchase 50,000 shares of Common Stock beneficially owned by him.

           Arthur A. Greenberg, as the sole trustee of the ten trusts which are the general partners of Alphabet Partners, has no power to vote or to direct the vote and no power to dispose or to direct the disposition of the 4,039,622 shares beneficially owned by Equity or of the 730,141 shares attributable to Alphabet Partners through its ownership in Equity.

           Sheli Z. Rosenberg, as sole trustee of the fifteen trusts which are the general partners of ZFT Partnership, has no power to vote or to direct the vote of and no power to dispose or to direct the disposition of the 4,039,622 shares beneficially owned by Equity or of the 730,141 shares attributable to ZFT Partnership through its ownership in Equity.

           Ann Lurie, as the trustee of the Lurie Trust and as the trustee of the six trusts which are the general partners of LFT partnership, has no power to vote or to direct the vote of and no power to dispose or to direct the disposition of the 4,039,622 shares beneficially owned by Equity or of the 486,760 shares attributable to each of the Lurie Trust and LFT Partnership through their ownership in Equity.

           (c) The only transactions in Common Stock by the Reporting Persons was the contribution of shares to Equity previously described in
           Item 3. hereto.

           (d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         On December 19, 1996, Equity entered into the Voting Agreement among Equity, CCC, Bruce A. Esselborn and Rod F. Dammeyer. Pursuant to the Voting Agreement, Equity agreed to vote all of its shares of Common Stock in favor of a merger of the surety business of CCC with and into the Issuer. The Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Additionally, in order to secure Equity's obligation to vote its shares of Common Stock in favor of the above-described merger, Equity appointed CCC as its true and lawful proxy and attorney in fact and granted CCC an Irrevocable Proxy for such purpose. The Irrevocable Proxy is attached hereto as Exhibit 4 and is incorporated herein by reference.

         As previously described in the original Schedule 13D, the following individuals disclosed in that Schedule 13D's Item 2. hold the following positions with the Issuer:


               (i) Samuel Zell is Chairman of the Board of Directors and Chief Executive Officer;

               (ii)    Sheli Z. Rosenberg is Vice President,
                       Assistant Secretary and a member of the Board of Directors; and

               (iii)   Arthur A. Greenberg is Senior Vice President and
                       Treasurer.



Item 7.  Materials to Be Filed as Exhibits
         ---------------------------------

         Exhibit 3 - Voting Agreement among Equity, CCC, Bruce A. Esselborn and Rod F. Dammeyer.

         Exhibit 4 - Irrevocable Proxy of Equity.

         Exhibit 5 - Amended and Restated Joint Filing Agreement dated as of
                     December 18, 1996.

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/  Samuel Zell                    /s/  Ann Lurie
----------------------             ------------------------
     Samuel Zell                         Ann Lurie




Samuel Zell Revocable Trust        Ann Lurie Revocable Trust
U/T/A  01/17/90                    U/T/A  12/22/89


By:  /s/  Samuel Zell              By:  /s/  Ann Lurie
     --------------------               -----------------------------
     Samuel Zell, Trustee               Ann Lurie, Trustee


Alphabet Partners, an Illinois     LFT Partnership
 general partnership               By:  Jesse Trust, a general partner
By:  SZA Trust, a general partner


By:  /s/  Arthur A. Greenberg      By:  /s/  Ann Lurie
     ----------------------------       ------------------------------
     Arthur A. Greenberg, Trustee            Ann Lurie, Trustee


ZFT Partnership, an Illinois       Equity Capsure Limited Partnership,
 general partnership               an Illinois limited partnership
By:  Samuel Zell Trust,            By:  Samuel Zell Revocable Trust
 a general partner                      U/T/A  1/17/90, general partner


By:  /s/  Sheli Z. Rosenberg       By:  /s/  Samuel Zell
    -----------------------------       ----------------------------------
     Sheli Z. Rosenberg, Trustee        Samuel Zell, Trustee


   Arlington Leasing Co., a Nevada corporation

By:  /s/  Samuel Zell
    -----------------------------
     Samuel Zell, President


                                                DATED:  December 26, 1996

                                 EXHIBIT INDEX





EXHIBIT NUMBER          DESCRIPTION          PAGE
--------------  ---------------------------  ----

      1         Amendment Number 7 to         *
                Schedule 13D for Equity
                Holdings.
      2         Joint Filing Agreement        *
                dated September 24, 1996.
      3         Voting Agreement among        18
                Equity, CCC, Bruce A.
                Esselborn and Rod F.
                Dammeyer
      4         Irrevocable Proxy of Equity   22
      5         Amended and Restated Joint    24
                Filing Agreement dated
                December 18, 1996.

*  previously filed.

                                  APPENDIX  B
                      SCHEDULE 13D AND AMENDMENTS THERETO
                             CUSIP NUMBER 140673104


     Information concerning Samuel Zell, Samuel Zell Revocable Trust under Trust Agreement dated January 17 ,1990, Alphabet Partners, an Illinois general partnership, Ann Lurie, Ann Lurie Revocable Trust under Trust Agreement dated December 22, 1989 and LFT Partnership, an Illinois general partnership, was filed in Appendix A to the original Schedule 13D and is incorporated herein by reference.

     The following information relates to the two new Reporting Persons, Equity Capsure Limited Partnership, an Illinois limited partnership, and Arlington Leasing Co., a Nevada corporation.

     Equity Capsure Limited Partnership is an Illinois limited partnership whose sole general partner is the Samuel Zell Revocable Trust under Trust Agreement dated January 17, 1990. Information concerning the general partner was contained in Appendix A.

     Arlington Leasing Co. is a Nevada corporation. Its directors are: Samuel Zell, Sheli Z. Rosenberg, Timothy Callahan and Donald J. Liebentritt. Information concerning Mr. Zell and Mrs. Rosenberg was contained in Appendix A. Timothy Callahan is Chief Executive Officer of Equity Office Holdings, L.L.C., an owner and operator of office buildings. Mr. Callahan is a citizen of the United States of America. Donald J. Liebentritt is an Executive Vice President and General Counsel of EGI and a member and Chairman of the Board of Rosenberg & Liebentritt, P.C. Mr. Liebentritt is a citizen of the United States of America.

     The officers of Arlington Leasing Co. are as follows:



           Samuel Zell            Chairman of the Board and President
           Timothy Callahan       Vice President
           Arthur A. Greenberg    Vice President
           Donald J. Liebentritt  Vice President
           Sheli Z. Rosenberg     Vice President
           Nancy Kresek           Treasurer



     Information for all officers, except Nancy Kresak, was contained in Appendix A or earlier in this Appendix B. Nancy Kresek is Treasurer of EGI and is a citizen of the United States of America.